PART II

INFORMATION TO BE INCLUDED IN REPORT

Item 1. Business

Notwithstanding any references to YiLoLife Inc. or any of its subsidiaries, YiLoTM or YiLoLifeTM, all marijuana and marijuana-infused products referenced herein are acquired, possessed, owned, cultivated, manufactured, delivered, transferred, transported, supplied, sold, and/or dispensed exclusively by Natural Relief Clinic, Inc., an Arizona nonprofit corporation (“NRC”), in conformity with nonprofit medical marijuana dispensary licenses issued by the Arizona Department of Health Services. Any express or implied reference herein to the any of the foregoing activities relating to marijuana or marijuana-infused products shall be deemed to be references to the exclusive conduct of NRC. Any reference to the involvement of YiLoLife in such activities is intended to describe YiLoLife’s role as a service provider for NRC. NRC does business as YiLoTM and YiLoLifeTM pursuant to a limited nonexclusive branding license granted by YiLoLife, LLC, and it also does business as Green Farmacy.

Organization and History of the Company

YiLoLifeTM describes a family of companies designed to meet substantially all the specialized operational, business, and infrastructure needs of for - profit and those not-for-profit organizations licensed by the state to consult, manage, possess, grow, sell, and otherwise distribute marijuana. Because of the conflict between state and federal law regarding participation in the medical marijuana sector, even state licensed dispensaries have difficulty leasing real property from conventional sources, attracting competent talent, being able to open bank accounts, obtaining necessary lines of credit to support their supply chains and face a host of other challenges unique to that industry. The YiLoLife TM companies provide a solution to reduce those challenges. While the affiliated companies share the common umbrella of YiLoLife Inc., each contracts independently with the licensed dispensary to provide the required services on a mutually exclusive basis within the state.

As more specifically described below, the YiLoTM companies’ operations are limited to providing management services, kitchen labor and intellectual property, cultivation know how and technology, real property and facilities, and branding. To date, Natural Relief Clinic, Inc., a non-profit corporation operating in Arizona (“NRC”) has been and continues to be our sole client, licensee, lessee, and customer. When licensed dispensaries manage the entire process from seed-to-shelf within the context of an exclusive relationship with their vendors, licensed dispensaries are better positioned to deliver consistency and quality to their patients.

YiLoLife Milestones

April 2011	Natural Relief Clinic, Inc. (“NRC”) organized by Carsten and Elizabeth Loelke

February 2012	JJ Empire, LLC, purchases Warehouse in Phoenix and Leases to NRC

June 2012	JJ Empire, LLC, purchases Building and leases to NRC’s Green Farmacy in Bisbee

August 2012	Arizona grants two dispensary licenses to NRC: Bisbee and Springerville (the Springerville license was subsequently transferred to the Phoenix YiLo Superstore)

March 2013	NRC’s Green Farmacy Bisbee dispensary opens

April 2013	Arizona grants NRC license to cultivate unlimited medical marijuana for use by qualifying patients and sell to registered nonprofit medical marijuana dispensaries

May 2013	First YiLotm edible product introduced to wholesale market

June 2013	NRC’s Green Farmacy Springerville dispensary opens

Spring 2015	YiLoLife Inc. is incorporated in Delaware, and spearheads the reorganization of related companies including the formation of Commercial Business Development LLC

December 2015	NRC’s first YiLo Superstore dispensary opened in Phoenix, AZ (Springerville license was transferred to Phoenix)

December 2015	Green Outlet retail and wholesale store opened in Phoenix, AZ

November 2016	Notice of Qualification of YiLoLife Inc.’s Offering Statement

March 2016	Commercial Business Development of California is incorporated in New Mexico to spearhead real estate management in California

April 2016	PHCA LLC incorporated in New Mexico to own real estate in California

June 2017	Introduced the new Jamyn product line

Specifically, the YiLoTM family of companies consists of the entities described below:

➢	YiLoLife Inc., Issuer and Parent Company

YiLoLife Inc., a Delaware corporation, incorporated on May 11, 2015, to own and manage the businesses and affairs of the affiliated limited liability companies as we grow and expand our operations. Each of the companies described below, excluding Natural Relief Clinic, Inc., itself, has either completed or is in the process of completing the conveyance of its ownership into the name of YiLoLife Inc. YiLoLife Inc.is the issuer in connection with this Offering.

➢	YiLoLife, LLC, Intellectual Property and Branding

YiLoLife, LLC, a New Mexico limited liability company, owns all intellectual property associated with the YiLoTM brands, including the brand itself, trade names, trademarks, certain knowhow, and other proprietary information. Its business consists of owning and managing that intellectual property, which it licenses for compensation to its affiliated companies and to NRC. YiLoLife, LLC, is a New Mexico limited liability company wholly-owned/controlled and managed by YiLoLife Inc. Certain of the intellectual property owned by YiLoLife, LLC was developed by NRC.

➢	YiLo CBD, LLC CBD Operating Company

YiLo CBD LLC, is formed to be the eventual operating arm of our CBD business (described below). It is a New Mexico Limited Liability Company wholly owned/controlled and managed by YiLoLife Inc.

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➢	Food 2828 LLC, Kitchen Staffing, Culinary Ingredient Sourcing and Recipe Development.

Food 2828, LLC, sources all of YiLo’s non-marijuana and non-THC edible goods, ingredients, and food products. It also provides kitchen-staffing services on a contract basis to NRC in Arizona. Food 2828 LLC is a New Mexico limited liability company wholly owned/controlled by YiLoLife Inc.

➢	JJ Empire LLC, Management Services

JJ Empire LLC, a New Mexico limited liability company, owns/controls and manages all of existing capital assets, including our Phoenix headquarters and the dispensary building in Bisbee, Arizona. In addition to leasing our existing facilities to Food 2828, LLC and to NRC, JJ Empire, LLC provides contract management and consulting services to the YiLoLife companies and to NRC. JJ Empire, LLC, is wholly-owned/controlled by YiLoLife Inc.

➢	Commercial Business Development LLC, Issuer and Real Estate Company

Commercial Business Development LLC, a Delaware limited liability company, is our top-level real estate company. Managed and wholly owned by YiLoLife Inc., Commercial Business Development LLC’s business is to finance the acquisition and improvement of real properties suitable as cultivation sites, processing and distribution facilities, and / or retail spaces. It also manages the ownership and leasing of the properties to not-for-profit medical marijuana organizations such as NRC and, the planned YiLoCA, LLC, through limited liability companies organized for that activity in the respective states where those properties are located, such as Commercial Business Development Arizona, LLC.

➢	Commercial Business Development Arizona, LLC, Arizona Real Estate Operations

Commercial Business Development Arizona, LLC, manages YiLo’s Arizona real estate operations, including managing the acquisition and improvement of suitable grow, retail, and processing / distribution properties for lease to the Arizona-licensed medical marijuana dispensary, such as Natural Relief Clinic in Arizona. Commercial Business Development Arizona, LLC is managed by its sole Member Commercial Business Development LLC, a Delaware limited liability company formed on March 16, 2015.

➢	Green Outlet Life, LLC, Supply Chain distributor

Green Outlet Life, LLC was formed on September 4, 2015 with one sole member, Commercial Business Development, LLC. Green Outlet Life, LLC was formed to assist in the supply chain by providing wholesale and retail agriculture supplies for our own company and others (such as pots, soil, etc.) to help lower our supply costs. Green Outlet Life, LLC commenced operations in December 2015.

➢	Commercial Business Development of California LLC – California Real Estate Operations

As with Commercial Business Development Arizona, LLC, we formed a real estate holding company to manage our planned California real estate operations, including the acquisition and improvement of suitable grow, retail, and processing / distribution properties for lease to qualifying California medical marijuana dispensaries. Our California real estate holding company is expected to be managed by its anticipated sole Member, Commercial Business Development LLC, a New Mexico limited liability company.

➢	PHCA LLC - California Real Estate Operations

PHCA LLC was formed to own planned future real estate in California real estate operations, including the planned acquisition and improvement of suitable grow, retail, and processing / distribution properties for lease to qualifying California medical marijuana dispensaries. It was established in New Mexico as a limited liability company.

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Other Related Companies

➢	Natural Relief Clinic, Inc., Registered Not-For-Profit Medical Marijuana Dispensary

Natural Relief Clinic, Inc. (NRC) is the YiLo Companies’ exclusive client and is located in the State of Arizona. It is licensed by the State of Arizona to grow, produce, and sell medical marijuana, and marijuana-infused edible and/or non-edible products, to qualifying patients, designated caregivers, and to other licensed dispensaries. NRC operates two existing dispensaries that do business as Green Farmacy and the first YiLo Superstore, and one cultivation site. Under a brand license agreement with YiLoLife, LLC, NRC also operates and produces its portfolio of products under the YiLo brand. While NRC has no stockholders and no members, it is managed by Carsten Loelke and Elizabeth Loelke who together constitute its Board of Directors. Mr. and Mrs. Loelke are married, are two (2) members of the Company’s three (3) member Board of Directors and are executive officers of the Company.

Below is an illustration of the our Organizational Structure, including its existing Arizona client, Natural Relief Clinic, Inc., foreseen asset-specific limited liability companies, and our anticipated future California client.

The YiLoTM and YiLoLifeTM brand is associated with premium quality, precision processes, innovative products, and customer satisfaction. Since launching in operations in 2012, NRC has established YiLoTM as the fastest growing seed-to-shelf marijuana-related brand in Arizona. We expect that its market acceleration to date is a harbinger of its wide-scale acceptance as the industry leader where it operates. Because each state establishes its own rules and regulations applicable to issuing licenses to grow, manufacture, and/or sell marijuana products, the YiLoTM companies are designed with scalability in mind to leverage our brand in one or more states while remaining in compliance with applicable state laws and regulations, ensuring the quality and consistency patients deserve and require.

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Of the 29 states presently permitting medical marijuana, substantially all but Colorado presently require the licensee to operate on a not-for-profit basis. In Arizona, our customer, licensee, lessee and affiliated entity, Natural Relief Clinic, Inc. (“NRC”) a not-for-profit corporation, is licensed to cultivate (i.e., grow) an unlimited quantity of cannabis and provides “YiLoTM” and “YiLoLifeTM” branded medical marijuana products to patients through its two registered dispensaries, Green Farmacy Bisbee, and the YiLo Superstore in Phoenix (opened December 17, 2015). NRC also provides its edible and traditional products wholesale through approximately 78 of the 95 licensed and active Arizona dispensaries. These operations are supplemented by proprietary formulations developed by NRC, but owned by the Company, and superior management services provided to NRC. The YiLoTM companies expect to substantially emulate their proven concept in each market we expand into, beginning with California.

YiLo: The Brand

YiLoTM offers premium, reliably-dosed cannabis products to qualified medical marijuana patients. It is the intention of YiLoTM, in the future, to expand to adult use (also known as “recreational”) customers in states that have legalized such use. NRC’s YiLoTM branded products provide outstanding and predictable benefits through their diverse line of products ranging from cannabis-infused food and drink products (“edibles”) to traditional flowers to more modern approaches such as oils and waxes. Using only premium and organic cultivation and production methods rooted in standardization, regulation, and dosage, the YiLoTM brand stands noticeably apart from the competition in quality, consistency, taste and presentation.

Brand Principles

1.	Quality products with predictable consistent dosing and effective labeling

2.	Superior tasting products in the market

3.	Largest variety of product offerings

4.	Trustworthy, viable and sustainable brand

Voice and Tone

The YiLoTM brand is increasingly associated with NRC’s premium edibles products. Although edibles have historically been treated as a novelty, there is nothing “pot-head” or “silly” about YiLoTM product appearance or tone. NRC caters to a growing marketplace that is increasingly health conscious and often wary of inhaling smoke. The brand is authoritative, friendly, upbeat, smart, contemporary, reliable, and very pleasant. It is designed to appeal to both men and women of any legal adult age. Because the YiLoTM brand demonstrates its commitment to responsible use through its unique color-coded labeling systems, even those experiencing the benefits of our cannabis products for the first time will find YiLoLifeTM to be a reassuring choice.

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YiLoLifeTM Competitive Advantage

YiLoLifeTM brings innovation and differentiation to a brand new industry. YiLoLife’s competitive advantages are characterized not only by its emphasis on producing best-in-class cannabis-derived edibles and oils, but also quality continuity and precision dosage delivery that are difficult and costly to replicate. NRC’s early market entry has empowered it to develop and refine its processes, methodologies and recipes over several years, and positioned it as one of the most sophisticated manufacturing operations in the industry.

Products

Natural Relief Clinic, Inc., dba YiLoLifeTM and dba Green Farmacy and dba YiLo Superstore, produces and distributes some of the finest cannabis in Arizona. Each plant is grown in-house under the close supervision of master growers. It has approximately 30 marijuana strains available at any given time, with an overall portfolio of over 860 strains.1

NRC’s sustainable product portfolio strategy embodies three priorities:

1.	Variety: NRC regularly introduces new and improved products to uphold its commitment to providing highest quality and customer satisfaction

2.	Education: Through clear and simple labeling, NRC enhances its customer’s knowledge about the active ingredients in its products.

3.	Precision Dosing: With clear labeling, including our innovative “traffic-light” precision dosage system, NRC strives to ensure that its products are responsibly sold and marketed.

YiLoTM branded products stand apart because of their high-quality ingredients, consistent dosing, and wide selection of products. YiLoTM is developing a reputation throughout Arizona and increasingly across the United States thanks to NRC’s commitment to customer satisfaction. With an experienced team of master growers, NRC utilizes the most proven and successful growing methods throughout the life of the plant to ensure the highest quality products.

YiLoTM Edibles

With all the options available to medical marijuana patients today, many of NRC’s customers are choosing to explore methods of medicating beyond the traditional pipe, paper or vaporizer mechanisms. NRC’s cannabis infused products, commonly referred to as ‘edibles’, provide alternatives to patients who cannot, or choose not to smoke their cannabis. NRC’s edibles come in many different varieties, including pre-made desserts, drinks, teas, snack foods, and a variety of candies.

Many NRC customers believe that ingesting their cannabis is a healthier alternative to inhaling it because there is no exposure to carbon-rich smoke. Some patients, such as those on supplemental oxygen, turn to edibles when smoking is no longer an option.

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YiLo Dosing System

Oral ingestion of marijuana or its active ingredients has quite different pharmacokinetics than inhalation. The onset of action is delayed and titration of dosing is more difficult. This prompted NRC to create the first and only simple dosing system using color-coded product identification to effectively control proper dosing of medical marijuana.

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[1]

All marijuana and marijuana-infused products referenced herein are acquired, possessed, owned, cultivated, manufactured, delivered, transferred, transported, supplied, sold, and/or dispensed exclusively by Natural Relief Clinic, Inc., an Arizona nonprofit corporation (“NRC”), in conformity with nonprofit medical marijuana dispensary licenses issued by the Arizona Department of Health Services. Any express or implied reference to the any of the foregoing activities relating to marijuana or marijuana-infused products refers to the exclusive conduct of NRC. NRC does business as YiLoTM and YiLoLifeTM pursuant to a limited nonexclusive branding license granted by YiLoLife, LLC, and it also does business as Green Farmacy.

All of NRC’s YiLoTM branded edibles are cut within precise weight tolerances, in support of consistent and predictable effects for patients. NRC produces all of its cannabis extract in house to maintain complete control over the entire process from seed to shelf. NRC has perfected its process to consistently make the most precisely dosed pharmaceutical grade cannabis extract possible, while activating approximately 98% or more of the available known cannabinoids. Every batch of extract is tested for THC, CBD, and other content. NRC tests all of its edibles on a regular basis to ensure that it is providing the most consistently dosed cannabis edibles in Arizona. Testing is done both internally by NRC and by a third party.

Color Coding

NRC offers a variety of product variations based on the concentration of THC. Embracing German quality standards imparted by its founder and Chief Executive Officer, NRC regularly lab-tests its products to ensure consistent THC levels. NRC’s dosages are based on the following “traffic light” color system, which is conspicuously incorporated into its packaging:

In response to customer feedback and requests, NRC also developed a new product line with a Light Blue, 60mg CBD, and a Dark Blue, 180mg CBD, which it is in the process of bringing to market.

In addition to meeting all applicable labeling standards, including those set by the Arizona Department of Health Services, NRC has embraced its own, higher, labeling standard in pursuit of improving its customer experience.

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Product Varieties

NRC’s YiLoTM branded extensive product line is more fully presented on the next several pages.

NRC’s drinks and infusions are handcrafted and formulated for optimal cannabinoid delivery. NRC offers a wide variety of drinks and flavors sure to please every patient’s palate.

The Product Review Team at AZmarijuana.com tested YiLoTM Tea:	Available in 60mg, 120mg, 180mg, 240mg, THC, in the following varieties, and others:

“YiLo’s medical marijuana-infused teas are refreshing on hot Arizona days and fast-acting…”	➢	Infused Coffee: Black, Hazelnut, Raspberry White Chocolate

	➢	Infused Juices: Grape, Mango, Apple

The YiLoTM teas come in a few flavors. The two most popular flavors are Raspberry and Apple. The 8oz teas come in four THC-only strengths (60mg, 120mg, 180mg, and 240mg) and two CBD-only strengths (60mg and 180mg). The color of the bottle cap indicates the potency.

	➢	Infused Teas: Apple, Raspberry

	➢	Infused Potions: Orange/Mango, Lemon, Cherry, Cranberry

NRC’s YiLoTM brownies’ potency and quality of ingredients are always consistent. These delicious brownies come in several varieties and strengths so they are perfect for any patient. Made with only the highest quality cannabis, NRC’s YiLoTM brownies are a patient favorite.

The AZmarijuana.com Review Team tested YiLoTM Chocolate Fudge brownies:	Available in 60, 120 & 180mg THC doses include the following varieties, and others:

“We all thought the brownies tasted amazing. Within an hour the brownies slowly progressed into a very relaxing mind and body high.”	➢	Fudge

	➢	Cappuccino

	➢	Black Forest

	➢	Caramel

	➢	Peanut Butter

	➢	Brownie Bits

	➢	Magic 7

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Sure to satisfy any chocolate lover, these decadent chocolate bars are made using only the highest quality ingredients and come in over 20 different flavors. The cannabis in these bars is available in three strengths. These delicious bars are one of the most requested items by NRC’s patients. All YiLoTMbranded chocolate products are also available in a sugar-free version.

The AZmarijuana.com Product Review Team tested all the above marijuana edible chocolate bars:	Available in 60, 120 & 180mg THC doses, our flavors include the following varieties, and others:

“We concluded that they are all delicious and very potent. Some of us medicated with only 5mg for the day, while others needed 60mg. The edibles began working within 20-60 minutes, usually dependent upon whether food was already in the stomach or not. But the effects from the edibles were always the same: calm

	➢	Milk Chocolate

	➢	White Chocolate

	➢	German Chocolate

	➢	Toffee Chocolate

	➢	Peanut Butter Chocolate

	➢	Hazelnut Chocolate

	➢	Pretzel Chocolate

	➢	White Pretzel Chocolate

	➢	Krunch Chocolate

	➢	Chile Chocolate

	➢	Orangesicle Chocolate

	➢	Orangesicle White

	➢	White Almond Chocolate

	➢	Mint Chocolate

	➢	Raspberry Chocolate

	➢	Blueberry Blitz Bar

	➢	Cookies & Crème White

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NRC offers a wide variety of candies and treats including, gummy bears, tootsies, twinkle (twinkie® -style) cakes, cookies and much more. Tootsies by YiLoTM are delicious options that travel well. Perfectly discreet and available in multiple flavors, these are formulated to address the patients’ dosage and their sweet tooths. Made with the highest-quality ingredients, including cannabis, they have become a favorite.

NRC’s YiLoTM gummy bears are an option for those who aren’t sure what dosage is best. Because there are several gummy bears in each package, patients can medicate to whatever level they feel.

The Product Review Team at AZmarijuana.com tested YiLoTM gummy bears:	Available in 60, 120 & 180mg THC doses, our treats include the following varieties, and more:

“We found that they are all delicious and very potent. Some of us medicated with only 5mg for the day, while others needed 60mg. These marijuana edibles began working within 20-60 minutes, usually dependent upon whether food was already in the stomach or not.”

	➢	Gummy Bears

	➢	Lollipops: Butterscotch, Apple, Blue Raspberry, Coffee, Ginger Wasabi, Grape, Horchata, Lemon, Lime, Mojito Mint, Orange, Root Beer, Fruit Punch

	➢	Tootsie Rolls: Caramel, Cherry, Lemon, Mango

	➢	Hard Candy: Butterscotch, Apple, Blue Raspberry, Coffee, Ginger Wasabi, Grape, Horchata, Lemon, Lime, Mojito Mint, Orange, Root Beer

	➢	Twinkle Cakes: Vanilla Crème, Chocolate w/Banana Crème

	➢	Cookies: Snickerdoodle, Pistachio, Oatmeal White Chocolate Blueberry, Peanut Butter

	➢	Space Rocks

CO2 Extractions and Wax

Concentrates are rapidly rising in popularity among cannabis users as these products offer the advantage of a higher concentration of cannabinoids with less plant material, resulting in a cleaner and healthier smoking experience, or any other use.

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Supercritical fluid extraction is a method of using high pressure to force a solvent through plant matter. In NRC’s case, the solvent NRC uses is natural, beverage-grade, carbon dioxide. When the solvent is pushed through the plant matter at high pressure, it separates the matter precisely which allows NRC to isolate only the purest essence of our botanicals, in this case, cannabis. The result is pure, cannabis wax and oil.

The packaging is pre-filled with NRCs YiLoTM branded purest, pure CO2-extracted, cannabis oil and identifies the source strain. The extracted oil comes with 40-60% THC in 5 different flavors. It is also available unflavored.

YiLoTM CO2 Extracted Wax

NRC’s top shelf CO2 extracted cannabis wax is refined even further for highest possible potency, typically within 60-75% THC. Cannabis waxes are typically preferred by connoisseurs and are available in single grams or 1/2g doses.

YiLoTM Accessories NRC also offers a variety of YiLoTM accessories including clothing, vaporizer pens, and other, related products.

Flowers

NRC grows both Cannabis Sativa and Cannabis Indica, the two plant species used to produce medical marijuana products. NRC emphasizes growing a wide selection of some of the most unique, cherished, and potent cannabis genetics for its patients, practicing an organic, soil-based grow method. NRC’s plants are not force-fed minerals or pesticides, and are never exposed to chloride or fluoride.

NRC’s plants are cared for by hand, and the grow teams’ attention to detail is clear in the quality of cannabis they provide. Each species offers a different sensory experience and taste or smell. NRC’s YiLoTM branded medical marijuana is available in pure Sativa strains, pure Indica strains, or “hybrid” strains that include varying amounts of both Sativa and Indica.

Indica

NRC’s YiLoTMbranded Indica strains often have higher levels of cannabinoids like CBD than the Sativa strains, which results in a sedated body-type feeling. Because Indica strains may cause feelings of sleepiness and heaviness, many patients prefer to medicate with this type of cannabis at night.

Sativa

NRC’s YiLoTM branded Sativa strains often have a higher level of THC than Indica strains, which results in a psychoactive and energetic mind-high. Because Sativa strains may cause feelings of alertness and optimism, many patients prefer to medicate with this type of cannabis during the day.

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Hybrids

NRC’s YiLoTM branded hybrids and cross-breeds of Indica and Sativa strains produce varieties that carry some characteristics of each parent.

Future Products

CBD Products

Ever since CNN Medical Correspondent Sanjay Gupta drew attention to the health benefits of medical marijuana through prime time hour-long specials, the media are focusing on about Cannabidiol (CBD), the naturally occurring, non-psychotropic compound found in hemp. Research by California Pacific Medical Center indicating CBD may arrest the spread of aggressive, metastatic cancer cells, is drawing the attention of the medical community.

Americans are increasingly adopting healthier eating habits. More than half of the adult population use dietary supplements according to a report by U.S. Centers for Disease Control and Prevention[2]. This segment presents a significant market potential for natural CBDs as a nutraceutical, infusing them into edibles, drinks, tinctures, salves (i.e., lotions), capsules, and the like.

Edibles

The extension by NRC of YiLoTM brand into the CBD space is natural. All of NRC’s YiLoTM branded existing edible and drink products can be with infused CBD rather than THC. CBD edible products will initially be available to all of NRC’s existing dispensary customers in Arizona, as well as wholesale to other local dispensaries by NRC.

Drinks

NRC will be able to infuse all of their existing drinks (teas, coffees, juices, etc.) with CBD concentrates. NRC plans to explore different drink classes such as energy drinks, water, and sodas as candidates for CBD infusion.

Cosmetics

NRC also plans to develop CBD-based cosmetic products such as ointments and salves for skin and lip care, and other uses.

Marketing and Sales

We are a growth stage company. As of the date of this report, we have established that NRC’s YiLoTM branded products and our business strategy are successful in the State of Arizona. However, in anticipation of the commencing operations in other states and markets by the end of 2017, we continue to refine our services. In doing so, we are mindful that NRC’s strategic advantages stem, in part, from their ability to guide the entire process from seed-to-shelf. Through this fundamentals-based approach, the resulting quality and consistency of NRC’s YiLoTM branded products results in positive word-of-mouth that is only enhanced by NRC’s recent web presence.

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[2]

Jaime Gahche, et. al., Dietary supplement Use Among U.S. Adults Has Increased Since NANES III (1988-1994), 61 NCHS Data Brief (2011)(discussing the rise of dietary supplements since previous long term study).

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Wholesale Distribution

NRC’s wholesale distribution network covers approximately 78 of the 95 active dispensaries, providing NRC’s YiLoTM branded products with exposure in every key market in Arizona.1 NRC’s wholesale offering includes flowers, edibles, CO2 extractions & waxes and various types of YiLoTM branded vaporization equipment. Only NRC’s flowers are provided wholesale without branding because of the nature of the product - that is, flowers are a commodity the sale of which is driven by genetic strain and cannabinoid content.

Retail Distribution

NRC’s YiLoTM branded products are sold directly by it through its two retail dispensaries, The Green Farmacy - Bisbee[3] and the YiLo Superstore opened in Phoenix, AZ in December 2015. To meet existing demand for NRC’s YiLoTM branded products and in anticipation of exponential market expansion with the expected adoption of adult use (i.e., recreational) reforms in the state, NRC intends to open additional retail locations with retail spaces approximating 2,000 sq. ft. each. We expect to provide management services, kitchen labor and intellectual property, cultivation know how and technology, real property and facilities, and branding to these “superstores” to contribute multiples to our revenue growth.

Expansion

Arizona Strategy

In Arizona, our production facility is operating at close to one hundred percent of its output capacity. Accordingly, we are expecting to expand our infusion and distribution facilities for NRC to adequately serve not only the existing wholesale and retail demand for NRC’s YiLoTM branded products, but also prepare for the adult use (i.e., recreational) market for NRC’s products we expect to develop in the future.

Because NRC is permitted to relocate its existing licensed dispensaries to virtually any zoning-compliant area within Arizona, since August 2015, we have been looking to secure a second retail location in a high-density urban retail-suitable in the Phoenix Metropolitan area for potential use by NRC.

We are also targeting a 100,000 square feet facility in which to house our cultivation, food processing, distribution operations for NRC’s use, and a second retail location in the Phoenix Metropolitan area of approximately 2,000 square feet for NRC’s use.

We anticipate the costs to buy and build out an additional retail location in the Phoenix Metropolitan area to be approximately $3 million and we intend to use approximately $3 million of the proceeds of this Offering to buy and build out this location. See “Use of Proceeds to Issuer.” In the event we raise less than the cost to buy and build out an additional retail location in the Phoenix Metropolitan area, we would need to use funds from our existing operations to complete the purchase and build out of the retail location, and there is no assurance we would ever be able to complete the purchase and build out of the retail facility or if we could do so in an acceptable time frame.

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[3]

The Green Farmacy building in Bisbee operates in a 1,200 square foot space and is open 7 days a week with more than 30 hours of operation each week. Two part-time employees provided by JJ Empire, LLC staff the Bisbee dispensary. The Green Farmacy dispensary receives product from Natural Relief Clinic on at least a monthly basis. The Bisbee building is owned by our subsidiary, JJ Empire, LLC, and leased to NRC.

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We do not anticipate using any of the proceeds of this offering for the 100,000 square feet facility in which to house our cultivation, food processing, distribution operations. This facility is part of our strategic plan and we anticipate would require an additional round of equity financing.

Additionally, we are in the process of identifying for possible acquisition a new cultivation facility that will ultimately include the flexibility of both an indoor growing area (greenhouse) and an outdoor growing area for NRC’s YiLoTM branded products. We are targeting roughly 60 acres that are located at a higher elevation that will provide a better climate to cultivate the wide variety of strains NRC plans to grow. We anticipate this will enable NRC to expand its THC product portfolio, as well as the development of NRC’s CBD product line. We are currently targeting a 300,000 square feet of cultivation and processing space.

Multi-State Strategy

We are also working to establish a substantially vertically integrated presence in other markets with varying degrees of permissible medical and/or adult use marijuana, beginning with California in 2018. In each state, we plan to natively replicate our model by contracting with newly organized not-for-profit medical marijuana organization(s) on an exclusive basis. We will also expect to acquire and develop cultivation, food processing and distribution facilities suitable for NRC to produce the YiLoTM-branded products on an appropriate scale to serve the existing medicinal market, as well as the expected adult use market expected to manifest in the near term.

Competition

NRC intends to compete primarily on the basis of what it believes to be their superior quality, accurate dosing, even content and labeling. The success of NRC’s YiLoTM brand stands in contrast with most other manufacturers in Arizona and other states who struggle to acquire a commercial infrastructure, capital, process knowledge, and the experience to be able to create commercial grade edibles and CO2-extracted oils and waxes. Particularly revealing is the immediate penetration NRC’s YiLoTM branded products have made into the Arizona wholesale market for marijuana products. We intend to continue supporting NRC by providing management services, kitchen labor and intellectual property, cultivation know how and technology, real property and facilities, and branding.

Existing Facilities

Cultivation and Infusion Center

The present cultivation and infusion center where NRC grows and prepares all of its cannabis plants and products is located in Phoenix, Arizona, on a low-traffic street in a nondescript warehouse district. The facility is entirely retrofitted to accommodate the necessary equipment and provide a layout designed to maximize NRC’s cultivation and infusion operations. Virtually all of the facility’s functional space is devoted to the production of YiLoTM-brand products on behalf of NRC.

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The building is designed to promote proper grow methods, pH levels, appropriate cooling, lighting, and dehumidifying along with other proven grow methods to ensure high yielding plants and high-quality products. The cultivation center currently has nine grow rooms for each of the critical growth stages of the plants. Each room is uniquely equipped with special lighting, temperature, and humidity controls necessary to maximize growth and yield at each growth stage.

Built of masonry construction, the facility satisfies the definition of “enclosed” pursuant to the Arizona Department of Health Services (ADHS) rules and regulations to prevent any viewing of the marijuana plants by the public. This property is wholly owned by JJ Empire, LLC, and leased partially to NRC, to Food 2828, LLC, and to a pre-existing tenant, Community Dental Services of Arizona, an affiliate of our founder.

Because NRC has maximized virtually all the room available to grow in its present facility, we are actively seeking suitable properties to acquire and expand our operations to meet NRC’s needs.

Dispensaries

Green Farmacy Bisbee

NRC’s Green Farmacy dispensary in Bisbee, Arizona operates in a 1,200 square foot commercial space and is open 7 days a week with more than 30 hours of operation each week. Two (2) part-time employees of YiLoLife are provided to NRC to staff and operate the Bisbee dispensary for NRC. The Bisbee building is owned by YiLoLife’s wholly-owned subsidiary, JJ Empire, LLC and leased to NRC.

YiLo Superstore Phoenix

NRC’s YiLo Superstore in Phoenix, Arizona operates in a 2,000 square foot space and is open 7 days a week with more than 91 hours of operation each week. Approximately 15 full time employees of YiLoLife staffs the YiLo Superstore dispensary for NRC. An average of over 300 patient customers purchase in this location per day.

Intellectual Property

We rely on a combination of common law trademark, copyright and trade secret laws, employee and third-party confidentiality agreements and license agreements to protect our intellectual property. Our intellectual property is principally held by our affiliate, YiLoLife, LLC, a New Mexico limited liability company.

Employees

As of the date of this report, the YiLoLife Inc. companies employ 45 employees. We believe that our future success will depend in part on our continued ability to attract, hire and retain qualified personnel. All of our employees are at-will employees.

Some of our personnel and executives, including our Chief Financial Officer and Medical Director are independent contractors and not employees and have no long-term agreements with the Company at this time.

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Government and Environmental Regulation

Although the cultivation, possession, sale and distribution of marijuana is illegal under United States federal law, twenty-nine states plus the District of Columbia permit the use of cannabis for medical purposes under a doctor’s direction. Colorado and Washington both decriminalized the use of marijuana for adult recreation in 2012 with Oregon, Alaska and Washington, D.C., passing similar measures in 2014. California, Nevada, Maine and Massachusetts voted for recreational marijuana in 2016.Recreational cannabis sales began on January 1, 2014 in Colorado, and adult use sales began in July of 2014 in Washington State. The revenues in Colorado from legal sales of medical and recreational cannabis jumped from approximately $699 million in 2014, to approximately $996.2 million in 2015, and to approximately $1.3 billion in 2016.The revenues for the state of Colorado for taxes and license fees related to legal cannabis sales exceeded $135 million in 2015 and approximately $200 million in 2016.

At the federal level, marijuana remains classified as a Schedule I substance under the Controlled Substances Act, where Schedule I substances are considered to have a high potential for dependency and no accepted medical use, making distribution of marijuana a federal offense. On January 4, 2018, the Attorney General of the United States, Jeffrey B. Sessions, issued a memo on federal marijuana enforcement policy announcing a return to the rule of law and the rescission of previous guidance documents. In the memorandum, Attorney General Jeffrey B. Sessions directs all U.S. Attorneys to enforce the laws enacted by Congress and to follow well-established principles when pursuing prosecutions related to marijuana activities. The Attorney General said that the memo on federal marijuana enforcement simply directs all U.S. Attorneys to use previously established prosecutorial principles that provide them all the necessary tools to disrupt criminal organizations, tackle the growing drug crisis, and thwart violent crime across our country.

Marijuana is a Schedule I controlled substance and is illegal under federal law. Even in states in which the use of marijuana has been legalized, its use remains a violation of federal law.

Under the United States Federal Controlled Drugs and Substances Act (the “CSA”), the policies and regulations of the Federal Government and its agencies are that marijuana has no medical benefit and a range of activities including cultivation and the personal use of marijuana is prohibited. Unless and until Congress amends the CSA with respect to medical marijuana, as to the timing or scope of any such potential amendments there can be no assurance, there is a risk that federal authorities may enforce current federal law, and the business of the Company, NRC, or its prospective clients may be deemed to be producing, cultivating or dispensing marijuana in violation of federal law.

Under applicable law, any person who actively participates or provides knowing aid to a person or persons committing federal crimes, with the intent to facilitate the crime, may be liable as the person committing the crime in the first instance. See, e.g., Central Bank of Denver, N.A. v. First Interstate Bank of Denver, N.A., 511 U.S. 164, 181; Rosemond v. U.S. 134 S. Ct. 1240, 1245. While we take great care not to violate any law, and believe our activities are legal, it is possible others could disagree and we could be found to be in violation of federal or state law.

As at the federal level, marijuana is a Schedule I controlled substance and is illegal in Arizona. The Arizona Medical Marijuana Act (AMMA) (A.R.S. § 36-2801) was implemented in 2010 and tightly regulates the Arizona medical marijuana industry. AMMA is administered by the Arizona Department of Health Services (ADHS) which also has implemented the rules and regulations applicable to Arizona’s program. Pursuant to A.R.S. § 36-2806 of the AMMA, a registered nonprofit medical marijuana dispensary (such as NRC) is prohibited from acquiring, possessing, cultivating, manufacturing, delivering, transferring, transporting, supplying or dispensing marijuana for any purpose except to assist registered qualifying patients with the medical use of marijuana directly or through the registered qualifying patients’ designated caregivers. There is a risk that our activities may fall outside of the activities allowed under the AMMA, and the business of the Company, NRC, or its prospective clients may be deemed to be in violation of Arizona law pertaining to marijuana. In the event we commence operations in other states, we may be subject to similar and additional laws and regulations pertaining to marijuana.

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In the event we, NRC, or its prospective clients may be deemed to be in violation of federal or state law, we could be subject to criminal or civil penalties which would have a negative impact on us and our operations.

Federal and state civil and criminal penalties apply to violations of laws pertaining to marijuana. Criminal penalties include monetary fines, imprisonment and confiscation of property. Either in addition to, or in lieu of, bringing criminal prosecutions, federal and state agencies may bring civil forfeiture proceedings. Forfeiture is a penalty associated with a crime in which property is confiscated or otherwise divested from the owner and forfeited to the government. Property that is subject to forfeiture includes the direct and indirect proceeds of illegal activities as well as any property used, or intended to be used, to facilitate the crime. A forfeiture proceeding could cause us to lose our real and personal property, as well as any funds received by us related to activities deemed to be illegal.

In February 2014, FinCEN (the Financial Crimes Enforcement Network, a bureau of the United States Department of the Treasury that collects and analyzes information about financial transactions in order to combat domestic and international money laundering, terrorist financing and other financial crimes) issued guidelines allowing banks to legally provide financial services to operators that hold a valid license (“FinCEN Memo”). The rules state that banks can do business with licensed operators (dispensaries) and “may not” be prosecuted. The guidelines provide that “it is possible [for the banks] to provide financial services” to licensed operators while remaining in compliance with federal anti-money laundering laws. The guidance provided in the FinCEN Memo may change depending on the incumbent U.S. government administration and is subject to revision or retraction in the future, which may restrict Company or dispensary access to banking services. In addition, the rescission of previous guidance documents pertaining to enforcement policy with respect to marijuana pursuant to the January 4, 2018 memo issued by Attorney General Jeffrey B. Sessions may change the guidance in the FinCEN Memo.

Arizona

The Arizona Medical Marijuana Act (AMMA) (A.R.S. § 36-2801) was implemented in 2010 and tightly regulates the Arizona medical marijuana industry. Currently, there are approximately 158,488 medical marijuana patients and 130 state-licensed dispensaries in Arizona (not all are operating). AMMA is administered by the Arizona Department of Health Services (ADHS) which also has implemented the rules and regulations applicable to the state’s program.

Qualifying medical conditions include: PTSD (post-traumatic stress disorder), cancer, glaucoma, HIV/AIDS, hepatitis C, Crohn’s disease, agitation of Alzheimer’s disease, ALS (amyotrophic lateral sclerosis, also known as Lou Gehrig’s disease), or a chronic or debilitating disease or medical condition, or its treatment, that produces severe and chronic pain, severe nausea, cachexia (wasting syndrome), seizures (including epilepsy), or severe and persistent muscle spasms (including multiple sclerosis).

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A qualifying patient may purchase from a non-for-profit medical marijuana dispensary and possess up to 2.5 ounces of usable marijuana every two weeks. If the patient is authorized to grow marijuana they can possess up to twelve plants. A designated caregiver may possess up to 2.5 ounces of usable medical marijuana for each qualifying patient and up to twelve plants for each patient (up to a maximum of five patients).

Insurance

We presently have a Directors and Officers insurance policy. We have property, casualty, or general or product liability insurance. However, we do not have any policy on the life or lives of any executive. We are evaluating availability and terms of so-called “key person” insurance policies.

Research and Development

We have invested years and considerable capital in providing services to NRC in developing a precision production methodology including clean and organic active ingredient extraction as well as even disbursement of THC/CBD in each of NRC’s YiLoTM branded products. YiLoLife’s involvement in the development of our precision production methodology involving marijuana or marijuana-infused products was done in our role as a service provider for NRC with YiLoLife or its subsidiaries owning the methodology developed. For the years ended December 31, 2016 and 2017, we incurred research and development expense of $110,984 and $4,545, respectively. Such research and development costs were borne by us as a service provider to NRC.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Notwithstanding any references to YiLoLife Inc. or any of its subsidiaries, YiLoTM or YiLoLifeTM, all marijuana and marijuana-infused products referenced herein are acquired, possessed, owned, cultivated, manufactured, delivered, transferred, transported, supplied, sold, and/or dispensed exclusively by Natural Relief Clinic, Inc., an Arizona nonprofit corporation (“NRC”), in conformity with nonprofit medical marijuana dispensary licenses issued by the Arizona Department of Health Services. Any express or implied reference herein to the any of the foregoing activities relating to marijuana or marijuana-infused products shall be deemed to be references to the exclusive conduct of NRC. Any reference to the involvement of YiLoLife in such activities is intended to describe YiLoLife’s role as a service provider for NRC. NRC does business as YiLoTM and YiLoLifeTM pursuant to a limited nonexclusive branding license granted by YiLoLife, LLC, and it also does business as Green Farmacy.

The following discussion and analysis should be read together with our financial statements and the related notes appearing elsewhere in this offering circular. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements and Industry Data” for a discussion of the uncertainties, risks and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under “Risk Factors” and elsewhere in this offering circular.

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As a company, YiLoLife Inc. currently provides valuable, ancillary services to Natural Relief Clinic, Inc. (“NRC”) located in Arizona, which is our sole client, licensee, lessee, and customer. NRC operates state-compliant medical marijuana dispensaries in Arizona. We fill the void left by the traditional business community who neglect organizations such as NRC despite its need for the same services as other businesses. Viewed together, YiLoLife Inc.’s operating subsidiaries provide substantially all the necessary support services NRC needs to manage its operations - from acquiring cultivation facilities, providing industry-leading proprietary edible infusion processes, to leasing support personnel and stocking its YiLoTM-branded products at registered dispensary sites state-wide. Perhaps most importantly, as the exclusive YiLoTM-brand family of service providers, we empower our client, NRC, to contain its costs and ensure consistent results.

Results of Operations

The fiscal years ended December 31, 2017 and December 31, 2016

Revenue. The Company had $6,127,296 in revenue for fiscal year ended December 31, 2017, compared to $6,848,132 in revenue for fiscal year ended December 31, 2016. All of the Company’s revenue is derived from its sole client, NRC.

Accrual based revenues for our subsidiaries that provided services to NRC for fiscal year ended December 31, 2017 and 2016 are as follows:

Accrual Revenue	Fiscal Year Ended December 31, 2017	Fiscal Year Ended December 31, 2016
JJ Empire, LLC	$3,849,123	$4,925,273
YiLo Life Inc.	$300,025	$300,000
Green Outlet	$137,498	$103,524
Food 2828, LLC	$1,840,650	$1,519,335
Total	$6,127,296	$6,848,132

The consolidated incomes of JJ Empire LLC and Food 2828 LLC (subsequently transferred to the parent company YiLo Life Inc.) are derived from management incomes charged for services provided to NRC. The income charged to the related party for services performed was at a different internal markup in 2017 versus 2016 resulting in greater accrual based income in 2016 versus 2017.

Operating Expenses.Selling, general, and administrative expenses were $4,771,916 for fiscal year ended December 31, 2017, compared to selling, general, and administrative expenses of $4,671,215 for fiscal year ended December 31, 2016. The increase in selling, general, and administrative expenses was primarily due to increases in marketing expenses, professional services, salaries and wages, supplies, and travel expense.

Net Income.Net income for the fiscal year ended December 31, 2017 was $870,380, compared to net income of $1,810,917 for fiscal year ended December 31, 2016. See “Revenue” above.

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Liquidity and Capital Resources

We had net cash of $129,303 at December 31, 2017, and net cash of $300,616 at December 31, 2016.

During fiscal year ended December 31, 2017, we had net cash provided by operating activities of $391,420. This was primarily due to net income of $870,380, and depreciation of $229,945, and increase of accounts receivable from a related party of ($1,175,036), and an increase of accounts payable and accrued expenses of $217,570, and an increase of income tax payable of $92,400, and an increase in deferred tax liability of $200,000.

During fiscal year ended December 31, 2016, we had net cash provided by operating activities of $917,746. This was primarily due to net income of $1,810,917 which was partially offset by an increase in accounts receivable of ($1,053,652) from a related party.

Net cash used by investing activities was ($233,575) for fiscal year ended December 31, 2017 compared to net cash used in investing activities of ($288,527) for fiscal year ended December 31, 2016. Net cash used in investing activities related to purchases of property and equipment.

Net cash used by financing activities was ($329,158) for fiscal year ended December 31, 2017 compared to net cash used by financing activities of ($384,998) for fiscal year ended December 31, 2016. Since inception, our capital needs have partially been met from a note issued to our Stockholders. The total principal amount of the note was $578,625 which was paid back during fiscal year ended December 31, 2015. The principal balance of the note as of December 31, 2015 was $2,100 and $0 at December 31, 2016.

We will have additional capital requirements during 2018. We do not expect to be able to satisfy our anticipated cash requirements through sales activity, and therefore we will attempt to raise additional capital through the sale of our common stock pursuant to this offering circular once it is qualified by the Securities and Exchange Commission.

We cannot assure that we will have sufficient capital to finance our growth and business operations or that such capital will be available on terms that are favorable to us or at all.

Off-Balance Sheet Arrangements

The Company has no off balance sheet arrangements.

Critical Accounting Policies

Principles of Consolidation – The accompanying consolidated financial statements include the accounts of Yilolife Inc. and the wholly owned subsidiaries, JJ Empire LLC, Food 2828 LLC, Green Outlet Life LLC and the development stage companies, YiLo Life LLC, YiLo CBD LLC, Commercial Business Development LLC and Commercial Business Development Arizona, LLC as of December 31, 2017 and 2016 (collectively, the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). All significant intercompany transactions and balances have been eliminated in consolidation.

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Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Method of Accounting - The Company presents its financial statements on the accrual basis of accounting in compliance with GAAP. Revenues are recognized when services are rendered and expenses realized when the obligation is incurred.

Cash and Cash Equivalents - For purposes of reporting cash flows, the Company considers all cash accounts which are subject to withdrawal restrictions or penalties, and highly liquid debt instruments purchased with a maturity of three months or less to be cash or cash equivalents.

Accounts Receivable - The Company estimates an allowance for doubtful accounts based on the creditworthiness of its customers as well as general economic conditions. Consequently, an adverse change in those factors could affect the Company’s estimate of its bad debt.

Natural Relief Clinic, Inc. (NRC) directors have confirmed the amounts owed and which NRC is obligated to pay for services rendered by JJ Empire, LLC and Food 2828, LLC. NRC has continued to increase its revenues year over year and successfully expanded with additional locations and continued growth of wholesale operations to other dispensaries. Due to the common directorship of YiLoLife Inc. and NRC and the trend of financial growth by NRC, management is completely confident that the balance of accounts receivable is fully collectible. Additionally, JJ Empire, LLC and Food 2828, LLC have established a history of collections with no write-offs related to NRC’s accounts receivable, aggregate collections from NRC through December 31, 2017 are illustrated below.

Aggregate cash collections from NRC for JJ Empire, LLC and Food 2828, LLC from inception to December 31, 2017:

JJ Empire LLC	$13,203,725
Food 2828 LLC	5,361,092
$18,564,817

Property and Equipment - Property, equipment, and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Depreciation is provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives using the straight-line method. Leasehold improvements are amortized over the lessor of the life of the lease or service lives of the improvements using the straight-line method. Renovations and improvements that add utility or significantly extend the useful life of assets are capitalized. Repair and maintenance costs are expensed as incurred.

Long-Lived Assets - GAAP requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the historical cost-carrying value of an asset may no longer be appropriate. The Company assesses recoverability of the carrying value of an asset by estimating the future net cash flows expected to result from the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset’s carrying value and fair value. This standard did not have a material effect on the Company’s results of operations, cash flows or financial position.

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Compensated Absences - The Company allows full-time employees to receive compensation for vacation and sick leave. Compensated absences for vacation and sick pay have not been accrued since they cannot be carried forward from year to year, but are expensed as incurred.

Revenue Recognition - The Company provides consulting and management services. Revenue, which includes consulting, management services, and rent, is recognized when earned.

Advertising expenses - Advertising and marketing costs are expensed as incurred. Advertising expense for the year ended December 31, 2017 and 2016 were $76,756 and $299,651.

Income Taxes – The consolidated income of the parent company, YiLoLife Inc. and wholly owned subsidiaries are taxed as a C Corporation under the Internal Revenue Code and applicable state statues. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between GAAP and tax net asset values of property and equipment. The deferred tax assets and liabilities represent future tax consequences of those differences, which will be realized when the assets and liabilities are recovered or settled.

Concentration of Risk - The Company has risk with respect to revenue, because the Company’s main source of income arises from consulting and management services. In addition, the Company’s income is primarily received from transactions in Arizona.

Credit Related Financial Instruments - In the ordinary course of business, the Company has entered into commitments to extend credit. Such financial instruments are recorded when they are funded.

Item 3. Directors and Officers

Below are the names and certain information regarding the Company’s executive officers, directors and significant employees.

Name	Position	Age	Term of Office(1)	Approximate hours per week for part-time employees(2)
Executive Officers:
Carsten Loelke	Chief Executive Officer, Chairman of the Board	61	Starting April 2011	N/A
Elizabeth Loelke	Chief Information Officer	44	Starting April 2011	N/A
Terence P. Mullane	Chief Financial Officer	61	Starting October 2014	5
Dr. Rob Streisfeld	Medical Director	49	Starting January 2014	5
Directors:
Carsten Loelke	Chairman of the Board	61	Starting April 2011	N/A
Elizabeth Loelke	Director	44	Starting April 2011	N/A
Jason Saunders	Director	40	Starting August 2016	N/A
Significant employees:
N/A

_______________

(1)

The Executive officers serve until resignation or removal. The Directors serve until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. Carsten and Elizabeth Loelke started working with certain of the Company’s subsidiaries in April 2011 and have been associated with the Company since its inception in May 2015.

(2)

Carsten and Elizabeth Loelke will work full time for the Company. Mr. Mullane provides services to the Company on an as-need basis as an independent contractor. Dr. Rob Streisfeld provides his services as an independent contractor. Dr. Streisfeld and Terence P. Mullane each devote approximately 5 hours per week to Company matters.

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Family Relationships

Carsten Loelke and Elizabeth Loelke are married. Otherwise, there are no family relationships between and director, executive officer, person nominated or chosen by the company to become a director or executive officer or any significant employee.

Business Experience

Carsten Loelke (“Carsten”) - Chief Executive Officer and Chairman of the Board of Directors

Carsten is one of the founders and the principal executive officer of the Company and its wholly-owned subsidiaries. He has 25 years’ experience in the medical, construction, wholesale distribution, and service industries. Carsten’s business plan, investment dollars, commitment, and leadership has grown the Company’s YiLoTM brand into a nationally prominent marijuana-related brand.

Since August 2011, Carsten has served as the President and Chief Executive Officer of Natural Relief Clinic, Inc. In addition, he founded one of the Company’s wholly-owned subsidiaries, JJ Empire, LLC in September 2011, and subsequently founded and served as an executive officer in the Company’s other wholly-owned subsidiaries.

In 2007, Carsten founded Community Dental Foundation, an Arizona charitable organization which provides mobile access to dental services mostly for children with no dental insurance and low incomes. Community Dental currently provides dental services to more than 6,000 children annually.

Originally from Germany, Carsten founded a successful real estate investment and management company in Florida in 2001 before moving to Arizona in 2007.

Prior to moving to the U.S., Carsten owned and operated his own consulting firm in Berlin, Germany, where he provided a wide variety of strategic and operational services to companies in the medical, construction, and beauty services industries. During this time, Carsten also directed all operations of a $42 million natural stone business with domestic and international sales, where he increased revenues, streamlined business and production processes, and implemented a new sales and distribution model.

Carsten received his MBA in 1988 from the University for Technology and Economics (Hochschule für Techik und Witschaft) in Berlin, Germany; he received his Master’s Degree in 1979 in Political Economics from Bruno Leuscher in Berlin, his Bachelor’s degree in 1981 in Psychology/Education from the University Karl Liebknecht, and his Bachelor’s degree in 1979 in Political Science from the University of Engineering Economics. Carsten and Elizabeth are husband and wife.

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Terence P. Mullane (“Terry”) - Chief Financial Officer

Terry serves as the Company’s acting Chief Financial Officer. He has over 28 years of corporate experience with senior roles in operations, finance and systems for Lucent Technologies, Sony Corporation, and other firms. He has lead merger divisional, and business controllership and CFO roles, integrated over 50 acquisitions, managed global shared services, corporate consolidation, and deployed multiple ERP systems on a global basis.

These roles entailed business planning, cash management, cost reduction, system streamlining and process enhancement for internal controls, customer responsiveness, and business decision-making information. Building on this experience, Terry launched his consulting company in 2007 which he continues to operate in addition to his role with the Company. His consulting company has successfully completed projects such as reworking statutory reporting globally for Bloomberg, migrating Latin America division into shared service and deploying the Oracle ERP systems for Pfizer, developing the strategy for Bank of America’s general ledger conversion. Additionally, he has mentored early stage start-up companies and supported technology solutions for manufacturing, internet distribution, and banking firms across the U.S. before he settled in Arizona where he continues to operate as an interim CFO, COO and Advisory Board member for firms across the state.

Terry has an Economics degree from Bethany College, an MBA from Pace University and holds active licenses as a CPA, CMA, and CFM and related accounting certifications. He graduated from the Babson College Entrepreneurship Executive Management programs and is an Adjunct Accounting professor at Grand Canyon University.

Elizabeth Yi Loelke (“Elizabeth”) - Chief Information Officer, Director

Elizabeth is one of the founders of the Company. She is passionate about enhancing the lives of patients while changing the perception of marijuana to a viable and safe medicine for a multitude of conditions.

Since August 2011, Elizabeth has served as the Vice President of Natural Relief Clinic, Inc. In addition, she founded one of the Company’s wholly-owned subsidiaries, JJ Empire, LLC in September 2011, and subsequently founded and served as an executive officer in the Company’s other wholly-owned subsidiaries.

In addition to her role with our Company, she also serves as the Vice President and Co-Founder of Community Dental Foundation, which provides mobile access to dental services mostly for children with no dental insurance and low incomes. Community Dental currently provides dental services to more than 6,000 children annually. Prior to starting the Community Dental Foundation in 2007, Elizabeth served as a Change Management Analyst for Florida Power and Light, where she spearheaded a $25 million SAP corporate-wide implementation, as well as developing a range of training tools and training for Florida Power.

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With a Master’s Degree in 2000 in Finance from Florida International University, Elizabeth has merged her education and knowledge with business skills to operate YiLoLife. Elizabeth also received her Bachelor’s degree in Business Administration in 1995 from Florida International University, where she was a member of the Financial Management Association. Carsten and Elizabeth are husband and wife.

Jason Saunders - Director

Jason Saunders became a director of the Company in August 2016. Mr. Saunders has served as the President of Alliance Software Group, Inc. since January 2013 overseeing all business operations and has grown their sales by over 400% during his tenure. He became a director of Alliance Software Group, Inc. in January of 2014. From 2003 to 2013 Mr. Saunders worked for AAMCO. Jason began working for AAMCO as a contract software developer but quickly transitioned to an operations role overseeing personnel, budgets, sales, and marketing for some of the largest and most profitable centers nationwide.

Mr. Saunders received a Bachelor of Science in Information Technology in July of 2004, a Master of Business Administration in May of 2008, and Master of Engineering in Statistical Engineering in May of 2009, from Arizona State University. He is certified as a Six Sigma Blackbelt which includes process engineering, data collection techniques, and designing process analysis tools. He also has a certification in Applied Statistics from Arizona State University.

Dr. Rob Streisfeld - Medical Director

Since 2014, Dr. Streisfeld has served as Medical Director and supports our operations and education for our medical marijuana dispensary client, NRC, and its wholesale operations. Since 2004 Dr. Streisfeld has been a director of Personal Health Design, Inc. where he has served as a consultant, educator and brand ambassador for the natural products industry. Dr. Streisfeld is a consumer advocate and educator with ten years of natural health & natural products industry experience. A Doctor of Naturopathic Medicine and Certified Natural Food Chef, “Doc Rob,” as he is known, provides an informed and innovative perspective to support branding, marketing, public relations, and other business development needs of the Company. Over the past decade, Doc Rob has helped to identify and expand key health categories such as probiotics, enzymes, whey protein, fermented foods, and whole food supplements. His most recent focus is rooted in cannabis, cannabinoids, and the benefits they offer.

Involvement in Certain Legal Proceedings

To our knowledge, our directors and executive officers have not been involved in any of the following events during the past five years:

1. any petition under the federal bankruptcy laws or any state insolvency law filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing; or

2. any conviction in a criminal proceeding (excluding traffic violations and other minor offenses).

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COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

 The following table sets forth the annual compensation of each of the three highest paid persons who were executive officers or directors of the Company during our last completed fiscal year ended December 31, 2017.

Name	Capacities in which compensation was received (e.g., Chief Executive officer, director, etc.)	Cash Compensation ($)		Other Compensation ($)	Total Compensation ($)
Carsten Loelke	Chief Executive Officer, Chairman of the Board of Directors	$330,000	[1]	0	$330,000
Elizabeth Loelke	Chief Information Officer, Director	$330,000	[2]	0	$330,000
Terence P. Mullane[3]	Chief Financial Officer	$3,100		0	$3,100
Jason Saunders[4]	Director	$0		0	$0

__________________

1.

In 2017, Mr. Loelke earned $330,000 from the Company all of which was paid to him in 2017. In addition, in 2017 Mr. Loelke was paid $225,000 in deferred compensation related to prior periods. As of December 31, 2017, Mr. Loelke is owed $589,000 in deferred compensation related to prior periods. See “Proposed Compensation.”

2.

In 2017, Ms. Loelke earned $330,000 from the Company all of which was paid to her in 2017. In addition, in 2017 Ms. Loelke was paid $225,000 in deferred compensation related to prior periods. As of December 31, 2017, Ms. Loelke is owed $589,000 in deferred compensation related to prior periods. See “Proposed Compensation.”

3.	Mr. Mullane provides services to the Company on an as-need basis as an independent contractor and bills the Company by the hour.

4.	Mr. Saunders was appointed a director in August 2016.

The following table sets forth the aggregate annual compensation of the Company’s directors as a group during our last completed fiscal year ended December 31, 2017.

	Cash Compensation ($)	Other Compensation ($)	Total Compensation ($)
All of the Company’s directors as a group. The Company had two (2) directors.[1]	$660,000	0	$660,000

__________________

1.	All compensation relates to services provided by Carsten Loelke and Elizabeth Loelke to the Company, and not for services as directors. Mr. Saunders was appointed a director in August 2016.

Proposed Compensation

Founder, Chairman and Chief Executive Officer Compensation

Our Chairman and CEO Carsten Loelke, is also our founder and, together with his affiliates, a principal stockholder. Carsten presently defers a majority of his executive compensation from the Company.

Carsten earned total compensation from Food 2828, LLC, of $150,000 for the calendar year 2013, $200,000 for calendar year 2014, $130,000 for calendar year 2015, and $130,000 for calendar year 2016, all of which was deferred through the end of 2016, other than $25,000 he received for calendar year 2013 in 2015 and $271,000 he received in 2016, of which $125,000 related to calendar year 2013 and $146,000 related to calendar year 2014. In 2017, Carsten received $125,000 related to compensation for prior periods. As of December 31, 2017, the total amount of deferred gross salary due to Carsten from Food 2828, LLC, through 2016 is $189,000. Carsten’s salary from Food 2828, LLC for calendar year 2017 has been moved to be paid by the parent company YiLoLife Inc combined with JJ Empire LLC to total $330,000/year. The amount of $330,000 was paid to him with respect to YiLoLife Inc. in 2017 as his 2017 salary.

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Carsten also earned total compensation from JJ Empire, LLC, of $150,000 for calendar year 2013, $200,000 for calendar year 2014, $200,000 for calendar year 2015, and $200,000 for calendar year 2016. In 2013, he received $11,000 (related to calendar year 2013), in 2014, he received $60,000 (related to calendar year 2014), in 2015, he received $179,000 (with $120,000 related to calendar year 2012 and $59,000 related to calendar year 2013), in 2016 he received $50,000(related to calendar year 2013), and in 2016 he received $120,000 (with $20,000 related to calendar year 2013 and $100,000 related to calendar year 2014). In 2017, Carsten received $100,000 related to compensation for prior periods. As of December 31, 2017, the total amount of deferred gross salary due to Mr. Loelke from JJ Empire, LLC through December 31, 2016 is $400,000. Carsten’s salary from JJ Empire, LLC for calendar year 2017 has been moved to be paid by the parent company YiLoLife Inc. combined with Food 2828 LLC to total $330,000/year. The amount of $330,000 was paid to him with respect to YiLoLife Inc. in 2017 as his 2017 salary.

Carsten and Elizabeth Loelke had made substantial loans to the Company through its subsidiaries which loans also accrue interest. There are no outstanding loans due to Carsten and Elizabeth Loelke. See “Interest of Management and Others in Certain Transactions”.

None of the proceeds from this offering will be used to pay deferred compensation to Mr. Loelke.

Founder and Chief Information Officer Compensation

Our co-founder and Chief Information Officer, Elizabeth Loelke is, together with her affiliates, a principal stockholder of the Company. She presently defers a majority of her executive compensation from the Company.

Ms. Loelke earned total compensation from Food 2828, LLC, of $150,000 for the calendar year 2013, $200,000 for calendar year 2014, and $130,000 for calendar year 2015 and $130,000 for calendar year 2016 all of which was deferred through the end of 2016, other than $25,000 she received for calendar year 2013 in 2015, and $271,000 ($125,000 for calendar year 2013 and $146,000 for calendar year 2014) in 2016. In 2017, Ms. Loelke received $125,000 related to compensation for prior periods. As of December 31, 2017, the total amount of deferred gross salary due to Ms. Loelke from Food 2828, LLC, through 2016 is $189,000. Ms. Loelke’s salary from Food 2828, LLC for calendar year 2017 was moved to be paid by the parent company YiLoLife Inc of $330,000/year (combined with JJ Empire LLC). Elizabeth was paid $330,000 from YiLoLife in 2017 as her 2017 salary.

Ms. Loelke also earned total compensation from JJ Empire, LLC, of $150,000 for calendar year 2013,$200,000 for calendar year 2014, and $200,000 for calendar year 2015 and $200,000 for calendar year 2016 . In 2013, she received $4,500 (related to calendar year 2013), in 2014, she received $40,000 (related to calendar year 2013), in 2015, she received $205,500 (with $120,000 related to calendar year 2012 and $85,500 related to calendar year 2013), and in 2016, she received $120,000 (with $20,000 related to calendar year 2013 and $100,000 related to calendar year 2014). In 2017, Ms. Loelke received $100,000 related to compensation for prior periods. As of December 31, 2017, the total amount of deferred gross salary due to Ms. Loelke from JJ Empire, LLC through December 31, 2016 was $400,000. Ms. Loelke’s salary from JJ Empire, LLC for calendar year 2017 has been moved to be paid by the parent company YiLoLife Inc. of $330,000/year (combined with Food 2828, LLC). Elizabeth was paid $330,000 from YiLoLife Inc. in 2017 as her 2017 salary.

None of the proceeds from this offering will be used to pay deferred compensation to Ms. Loelke.

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Director Compensation

At this time the Company does not separately compensate its directors.

Employment Agreements

We have not entered into any employment agreements with our executive officers or other employees to date. We may enter into employment agreements with them in the future. Stock options or a significant equity ownership position in us may be utilized by us in the future to attract one or more new key senior executives.

Equity Incentive Plan

The Company adopted the YiLoLife, Inc. 2016 Equity Incentive Plan effective January 1, 2016 (the “2016 Plan”). The purpose of the 2016 Plan is to provide financial incentives for selected employees, consultants and advisors, and non-employee directors of the Company and its Affiliates. The 2016 Plan is administered by a Committee. The Committee is made up of the Board of Directors of the Company which may delegate its duties to a committee of at least two (2) members of the Board of Directors. The Committee has the power to select recipients of awards under the 2016 Plan and determine the amount of the award. The maximum number of shares that may be issued under the 2016 Plan pursuant to awards is 500,000 shares of the Company’s Class A Common Stock. The directors and executive officers of the Company are eligible for awards under the 2016 Plan.

Item 4. Security Ownership of Management and Certain Security Holders.

The following table sets forth certain information, as of April 24, 2018, with respect to the beneficial ownership of the Company’s outstanding common stock by (i) all executive officers and directors as a group, (ii) each director or executive officer who beneficially owns more than 10% of any class of the Company’s voting securities; and (iii) any other securityholder who beneficially owns more than 10% of any class of the Company’s voting securities.

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Title of Class	Name and address of beneficial owner	Amount and nature of beneficial ownership (2)	Amount and nature of beneficial ownership acquirable	Percent of class(2)
Class A Common Stock	Carsten Loelke 201 S. 36th Street Phoenix, Arizona 85260	180,000,000 shares of Class A Common Stock	None	100%

Class A Common Stock	Elizabeth Loelke 201 S. 36th Street Phoenix, Arizona 85260	See footnote 2 below.	None	See footnote 2 below.

Class A Common Stock	All executive officers and directors as a group(1)	180,000,000 shares of Class A Common Stock	None	100%

Class B Common Stock	Carsten Loelke 201 S. 36th Street Phoenix, Arizona 85260	2,000 shares of Class B Common Stock	None	100%

Class B Common Stock	Elizabeth Loelke 201 S. 36th Street Phoenix, Arizona 85260	See footnote 2 below.	None	See footnote 2 below.

Class B Common Stock	All executive officers and directors as a group(1)	2,000 shares of Class B Common Stock	None	100%

(1)	The Company’s sole executive officers and directors are Carsten Loelke and Elizabeth Loelke.

(2)

180,000,000 shares of Class A Common Stock are owned by Gold Century Enterprises Limited, of which each of Carsten Loelke and Elizabeth Loelke are controlling members. Each of Carsten Loelke and Elizabeth Loelke own 1,000 shares of Class B Common Stock individually.

Item 5. Interest of Management and Others in Certain Transactions

YiLoLife Inc. is the parent company to several related affiliated entities including Food 2828, LLC, JJ Empire, LLC, YiLo CBD LLC, YiLoLife, LLC, and Commercial Business Development LLC. These companies were founded and built both in capital and management skill by our founders Carsten Loelke and Elizabeth Loelke. Despite their commonality of origin and present and historical ownership, these companies have distinct business focuses. The YiLoTM-affiliated companies strive to offer their specialized services to their sole client, Natural Relief Clinic, Inc. Because of their sector specialization and shared mission, these companies strive to work synergistically and regularly conduct transactions together, as more fully described below.

Our President and CEO Directs the Business of Our Key Client

Our President and CEO, Carsten Loelke, is a member of the Board of Directors, Chairman, and President of Natural Relief Clinic, Inc. (“NRC”) the registered non-profit medical marijuana dispensary licensed by the State of Arizona to cultivate, prepare, and distribute medical marijuana to qualifying patients. Under NRC’s bylaws, Loelke’s positions with NRC are life appointments. NRC and certain YiLoLife related-companies enter into agreements to provide various services to NRC including commercial leasing, staffing, non-marijuana supply and food ingredients sourcing, intellectual property, and as well as other matters.

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Loan Transactions

Our Founders Have Loaned Funds to JJ Empire LLC and Food 2828 LLC and to Natural Relief Clinic, Inc.

In addition to their other investments into the respective YiLoLife companies, our founders, Carsten Loelke and Elizabeth Loelke have made significant loans to certain related companies.

Specifically, the Loelke’s entered into a loan agreement with Food 2828, LLC, on January 10, 2013, pursuant to which they provided Food 2828, LLC loans totaling $170,000, the balance of which accrued interest and originally would mature not later than January 10, 2018. Later, on January 1, 2014, the Loelke’s entered into a separate loan agreement with Food 2828, LLC, pursuant to which they provided Food 2828, LLC, additional sums totaling $38,000. At that time, the loans were consolidated, the maturity date extended to January 1, 2019, and the interest rate retroactively reduced to 3% per annum. As of June 2015, the loan was fully paid off, and the loan agreement was subsequently terminated. During 2014 and 2015, Food 2828, LLC paid an aggregate amount of $212,585.41 to the Loelke’s with respect to the above loans.

Also, the Loelke’s entered into a loan agreement with Natural Relief Clinic, Inc. on January 13, 2013, pursuant to which they provided NRC a line of credit in the principal amount of $175,000, the balance of which accrues interest at 3% per annum, and is payable no later than January 1, 2019. The loan was satisfied as of November 30, 2015. During 2014 and 2015, NRC paid an aggregate amount of $175,000 to the Loelke’s with respect to the above loans.

Previously, the Loelke’s provided JJ Empire, LLC, loans in the total amount of $800,000, which balance accrued interest at the retroactively reduced rate of 3% per annum. While repayment was due no later than January 8, 2019, the remaining principal amount owing on such loans was $2,100 as of December 31, 2015. From January 1, 2014 through July 31, 2016, JJ Empire, LLC paid an aggregate amount of $1,490,089 to the Loelke’s with respect to the above loans. As of July 2016, the remaining principal amount on such loans is $0. The related loan agreement has been terminated.

Transaction with Community Dental Services

JJ Empire, LLC, Leases Facilities to Community Dental Services

JJ Empire, LLC, our management services company, also owns and manages our present facilities. It continues to lease office space in exchange for monthly rent of $500 to a pre-existing tenant, Community Dental Services, an organization founded by Loelke.

As beneficial owners of 100% of the issued and outstanding shares of Class A and Class B Common Stock of the Company, the Loelkes’ interest in the above transaction with Community Dental Services, arise solely from the ownership of securities of the Company, and, with respect to Community Dental Services, from the Loelkes being the trustees of the JJ Dentistry Trust which is the sole member of Community Dental Services. Prior to the transfer of 100% of the membership interests of Food 2828, LLC, a New Mexico limited liability company, JJ Empire, LLC, a New Mexico limited liability company, YiLoLife, LLC, a New Mexico limited liability company, and YiLo CBD, LLC, a New Mexico limited liability company, by Carsten and Elizabeth Loelke for a total of 2,000 shares of the Company’s Class B Common Stock effective January 2016, the Loelkes’ interest in the above transactions arose solely out of the Loelkes’ ownership of 100% of the equity interests in JJ Empire, LLC, and, with respect to Community Dental Services, from the Loelkes being the trustees of the sole member of Community Dental Services.

With respect to the above transactions, the Loelkes receive no extra or special benefit not shared on pro-rata basis by all the holders of equity securities of the respective entities.

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Transactions with NRC and between JJ Empire, LLC and Food 2828, LLC

JJ Empire, LLC, Leases Facilities to Natural Relief Clinic, Inc.

JJ Empire, LLC, our management services company also owns and manages our present facilities. It leases a portion of our Phoenix headquarters building designated as the warehouse area to Natural Relief Clinic, Inc., a registered non-profit medical marijuana dispensary. Under the terms of the commercial lease, NRC pays JJ Empire, LLC, $25,000 per month during the term of the lease. The initial term of the lease extends to April 30, 2017, and is renewable for additional one year terms at NRC’s option upon the same lease terms.

JJ Empire, LLC also leases a building located at 1191 S. Naco Highway, Bisbee, Arizona to NRC. Under the terms of the commercial lease, NRC pays JJ Empire, LLC, $8,000 per month during the term of the lease. The initial term of the lease extends to April 30, 2017, and is renewable for additional one year terms at NRC’s option upon the same lease terms.

JJ Empire, LLC, Leases Facilities to Food 2828, LLC

JJ Empire, LLC, leases an area of our Phoenix facility to Food 2828, LLC. Under the terms of the commercial lease, Food 2828, LLC, is to pay JJ Empire $1,000 per month during the remaining term of the lease. The initial term of the lease expired April 30, 2014, but is renewable annually at Food 2828 LLC’s option. JJ Empire, LLC may increase the rental rate upon exercise of Food 2828, LLC’s option to renew.

Food 2828, LLC, Subleases of Kitchen Area to Natural Relief Clinic, Inc.

Our subsidiary Food 2828, LLC, leases an area improved by Food 2828, LLC into a kitchen and an adjoining area to NRC, a registered non-profit medical marijuana dispensary in which the dispensary produces cannabis-infused edible products, as authorized by the State of Arizona. Under the terms of the commercial lease, NRC is to pay Food 2828, LLC, $3,000 per month during the term of the lease. The initial term of the lease expired April 30, 2014, but is renewable annually at NRC’s option. Food 2828, LLC may increase the rental rate upon exercise of NRC’s option to renew.

JJ Empire, LLC, Provides Staffing and Management Services to NRC

NRC engages the services of JJ Empire to manage substantially all of its staffing and human resources requirements. Under the agreement, JJ Empire, LLC, recruits, screens, interviews and assigns employees and independent contractors to positions within NRC. Each employee or independent contractor is sub-assigned to NRC where, depending upon his or her responsibilities, he or she may be required to register with the Arizona Department of Health Services as a dispensary agent. In such cases, JJ Empire, LLC assists NRC with managing that process and obtaining the necessary clearances. JJ Empire pays all wages, withholding taxes and other benefits for each worker. NRC pays JJ Empire a contract rate based upon the number of workers and their particular roles and responsibilities.

JJ Empire, LLC and NRC are presently contemplating a modification of their arrangement to include other revenue arrangements which may include base contract rates plus revenue sharing, although final agreements are not yet concluded.

There is no written agreement between JJ Empire, LLC and NRC pertaining to staffing and management services.

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NRC Retains Food 2828, LLC to Provide Kitchen Staffing and Culinary Sourcing and Management

NRC engages the services of Food 2828, LLC, to provide kitchen staffing and culinary sourcing and management. Under the agreement, Food 2828, recruits, screens, interviews and assigns employees and independent contractors to culinary-related positions within NRC. Each employee or independent contractor is sub-assigned to NRC where, depending upon his or her responsibilities, he or she may be required to register with the Arizona Department of Health Services as a dispensary agent. In such cases, Food 2828 assists NRC with managing that process and obtaining the necessary clearances. Food 2828 pays all wages, withholding taxes and other benefits for each worker. NRC pays Food 2828 a contract rate based upon the number of workers and their particular roles and responsibilities.

Additionally, Food 2828 sources and provides kitchen equipment, culinary ingredients such as premium Belgian chocolate and others, and manages inventory systems and controls.

NRC and Food 2828, LLC are presently contemplating a modification of their arrangement to include other revenue arrangements which may include base contract rates plus revenue sharing, although final agreements are not yet concluded.

There is no written agreement between JJ Empire, LLC and NRC pertaining to kitchen staffing and culinary sourcing and management services.

Accounts Receivable From Natural Relief Clinic, Inc.

Our Company, through our subsidiaries JJ Empire, LLC and Food 2828, LLC, had approximately $5,950,065 in total outstanding accounts receivable from NRC as of December 31, 2016. As of December 31, 2017, the accounts receivable from NRC were approximately $7,124,101.

NRC Licenses YiLoTM and YiLoLifeTM brand from YiLoLife, LLC

YiLoTM and YiLoLifeTM are trademarks owned by YiLoLife LLC, a New Mexico limited liability company, along with substantially all other intellectual property associated with the YiLo brand. NRC licenses the brand, trademark, and other intellectual property from YiLoLife LLC on a semi-exclusive basis, which provides NRC with State-specific exclusivity, except as to concurrently licenses also held certain of YiLoLife, LLC’s affiliates.

There is no written agreement between YiLoLife LLC and NRC pertaining to intellectual property.

NRC and Commercial Business Development Arizona, LLC, Letter of Intent Regarding Facilities

NRC and Commercial Business Development Arizona, LLC, contemplate entering into one or more definitive agreements relative to the leasing of certain facilities including all or part of one 50,000 - 100,000 square foot urban food processing and distribution facility which may include a retail dispensary, and an approximately 2,000 square foot urban retail dispensary. The parties anticipate such lease(s) terms will include base plus revenue percentage rent terms.

As beneficial owners of 100% of the issued and outstanding shares of Class A and Class B Common Stock of the Company, the Loelkes’ interest in the above transactions with NRC and between JJ Empire, LLC and Food 2828, LLC, arise solely from the ownership of securities of the Company, and, with respect to NRC, from the Loelkes being the managers and members of the board of directors of NRC. Prior to the transfer of 100% of the membership interests of Food 2828, LLC, a New Mexico limited liability company, JJ Empire, LLC, a New Mexico limited liability company, YiLoLife, LLC, a New Mexico limited liability company, and YiLo CBD, LLC, a New Mexico limited liability company, by Carsten and Elizabeth Loelke for a total of 2,000 shares of the Company’s Class B Common Stock effective January 2016, the Loelkes’ interest in the above transactions arose solely out of the Loelkes’ ownership of 100% of the equity interests in the foregoing entities, and, with respect to NRC, from the Loelkes being the managers and members of the board of directors of NRC. NRC has no stockholders or members. Commercial Business Development Arizona, LLC, is wholly owned by Commercial Business Development LLC which is wholly owned by the Company.

With respect to the above transactions, the Loelkes receive no extra or special benefit not shared on pro-rata basis by all the holders of equity securities of the respective entities.

Formation of YiLoLife, Inc.

Formation of YiLoLife, Inc. and Related Stock Issuances

In connection with the formation of the Company and in exchange for cash consideration of $1,000, Golden Century Enterprises Limited was issued 180,000,000 shares of the Company’s Class A Common Stock on May 11, 2015. Golden Century Enterprises Limited is owned and controlled by Carsten Loelke and Elizabeth Loelke.

In connection with a reorganization whereby 100% of the membership interests of Food 2828, LLC, a New Mexico limited liability company, JJ Empire, LLC, a New Mexico limited liability company, YiLoLife, LLC, a New Mexico limited liability company, and YiLo CBD, LLC, a New Mexico limited liability company, were exchanged by Carsten and Elizabeth Loelke for a total of 2,000 shares of the Company’s Class B Common Stock effective January 2016 (1,000 shares of Class B Common Stock were issued to each of Carten Loelke and Elizabeth Loelke) representing all of the authorized Class B Common Stock of the Company.

Item 6. Other Information

None.

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Item 7. Financial Statements

33

YILOLIFE INC

CONSOLIDATED FINANCIAL STATEMENTS WITH SUPPLEMENTAL INFORMATION

December 31, 2017 and 2016

34

950 W. Indian School Rd. Phoenix AZ 85013 602-944-6353 tjack@metzcpa.com www.metzcpa.com

INDEPENDENT AUDITORS’ REPORT

To the Stockholders’ of

YiLoLife Inc

Report on the Consolidated Financial Statements

We have audited the accompanying financial statements of YiLoLife Inc which comprise the consolidated balance sheets as of December 31, 2017 and 2016, and the related consolidated statements of income and stockholders’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of YiLoLife Inc and consolidated entities as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

The accompanying supplemental information, selling, general, and administrative expenses, is presented for the purposes of additional analysis and is not a required part of the basic financial statements of YiLoLife Inc and consolidated entities. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.

Phoenix, Arizona

March 28, 2018

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YILOLIFE INC

CONSOLIDATED BALANCE SHEETS

As of December 31, 2017 and 2016

	2017	2016
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$129,303	$300,616
Due from related party	7,124,101	5,950,065
Prepaid insurance	35,652	1,362

TOTAL CURRENT ASSETS	7,289,056	6,252,043

PROPERTY AND EQUIPMENT	1,930,054	1,696,479
Less: Accumulated depreciation and amortization	(654,876)	(424,931)

NET PROPERTY AND EQUIPMENT	1,275,178	1,271,548
SECURITY DEPOSIT RECEIVABLE	10,549	-

TOTAL ASSETS	$8,574,783	$7,523,591

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable and accrued expenses	$392,361	$174,791
Current portion of notes payable	15,634	17,858
Refundable security deposit	6,000	6,000

TOTAL CURRENT LIABILITIES	413,995	198,649

NON-CURRENT LIABILITIES
Auto loans, net of current portion	9,120	25,054
Income tax payable	92,400	-
Deferred tax liability	200,000	-
TOTAL NON-CURRENT LIABILITIES	301,520	25,054
TOTAL LIABILITIES	715,515	223,703
STOCKHOLDERS’ EQUITY	7,859,268	7,299,888

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$8,574,783	$7,523,591

The accompanying notes are an integral part of these financial statements.

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YILOLIFE INC

CONSOLIDATED STATEMENT OF INCOME & STOCKHOLDERS’ EQUITY

Years Ended December 31, 2017 and 2016

	2017	2016

Revenue	$6,127,296	$6,848,132
Selling, general, and administrative expenses	4,771,916	4,671,215

INCOME BEFORE INCOME TAXES	1,355,380	2,176,917

Provision for income taxes:
Federal	433,152	292,800
State	51,848	73,200
TOTAL PROVISION FOR INCOME TAXES	485,000	366,000
NET INCOME	870,380	1,810,917
Stockholders’ equity at beginning of the year	7,299,888	5,846,197
Less: distributions	(311,000)	(357,226)

STOCKHOLDERS’ EQUITY AT END OF YEAR	$7,859,268	$7,299,888

The accompanying notes are an integral part of these financial statements.

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YILOLIFE INC

CONSOLIDATED STATEMENT OF CASH FLOWS

Years ended December 31, 2017 and 2016

	2017	2016

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$870,380	$1,810,917
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	229,945	146,400
(Increase) decrease in:
Due from related party	(1,175,036)	(1,053,652)
Prepaid expense	(33,290)	(862)
Security deposit	(10,549)	-
Increase (decrease) in:
Accounts payable and accrued expenses	217,570	14,943
Income tax payable	92,400	-
Deferred tax liability	200,000	-

Net cash provided by operating activities	391,420	917,746

CASH FLOWS USED BY INVESTING ACTIVITIES:
Purchase of property and equipment	(233,575)	(288,527)

Net cash used in investing activities	(233,575)	(288,527)

CASH FLOWS USED FINANCING ACTIVITIES:
Repayment of notes payable	(18,158)	(27,772)
Dividends paid to shareholders	(311,000)	(357,226)

Net cash used in financing activities	(329,158)	(384,998)

NET (DECREASE) INCREASE IN CASH	(171,313)	244,221

CASH AT BEGINNING OF YEAR	300,616	56,395

CASH AT END OF YEAR	$129,303	$300,616

The accompanying notes are an integral part of these financial statements.

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YILOLIFE INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017 and 2016

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of YiLoLife Inc (“Company”) is presented to assist in understanding the Company’s consolidated financial statements. The consolidated financial statements and notes are representations of the Company’s management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles (GAAP) and have been consistently applied in the preparation of the consolidated financial statements.

Nature of Operations – The Company was incorporated on May 11, 2015 in the state of Delaware. The Company is engaged primarily in the management and consulting business as well as other businesses that are generally tied to the consulting business. The Company operates primarily in the state of Arizona.

Principles of Consolidation – The accompanying consolidated financial statements include the accounts of Yilolife Inc. and the wholly owned subsidiaries, JJ Empire LLC, Food 2828 LLC, Green Outlet Life LLC and the development stage companies, YiLo Life LLC, YiLo CBD LLC, Commercial Business Development LLC and Commercial Business Development Arizona, LLC as of December 31, 2017 and 2016 (collectively, the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). All significant intercompany transactions and balances have been eliminated in the consolidation.

Use of Estimates – The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Method of Accounting – The Company presents its consolidated financial statements on the accrual basis of accounting in compliance with GAAP. Revenues are recognized when services are rendered and expenses realized when the obligation is incurred.

Cash and Cash Equivalents – For purposes of reporting cash flows, the Company considers all cash accounts which are subject to withdrawal restrictions or penalties, and highly liquid debt instruments purchased with a maturity of three months or less to be cash or cash equivalents.

Accounts Receivable – The Company estimates an allowance for doubtful accounts based on the creditworthiness of its customers as well as general economic conditions. Consequently, an adverse change in those factors could affect the Company’s estimate of its bad debt.

Property and Equipment – Property, equipment, and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Depreciation is provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives using the straight-line method. Leasehold improvements are amortized over the lessor of the life of the lease or service lives of the improvements using the straight-line method. Renovations and improvements that add utility or significantly extend the useful life of assets are capitalized. Repair and maintenance costs are expensed as incurred.

Long-Lived Assets – GAAP requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the historical cost-carrying value of an asset may no longer be appropriate. The Company assesses recoverability of the carrying value of an asset by estimating the future net cash flows expected to result from the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset’s carrying value and fair value. This standard did not have a material effect on the Company’s results of operations, cash flows or financial position.

Compensated Absences – The Company allows full-time employees to receive compensation for vacation and sick leave. Compensated absences for vacation and sick pay have not been accrued since they cannot be carried forward from year to year, but are expensed as incurred.

39

YILOLIFE INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017 and 2016

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition – The Company provides consulting and management services. Revenue, which includes consulting, management services, and rent, is recognized when earned.

Advertising Expenses – Advertising and marketing costs are expensed as incurred. Advertising expense for the years ended December 31, 2017 and 2016 was $76,756 and $299,651.

Income Taxes –The consolidated income of the parent company, YiLo Life Inc and wholly owned subsidiaries are taxed as a C Corporation under the Internal Revenue Code and applicable state statues. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between GAAP and tax net asset values of property and equipment. The deferred tax assets and liabilities represent future tax consequences of those differences, which will be realized when the assets and liabilities are recovered or settled.

NOTE B – PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31, 2017 and 2016:

	2017	2016	Estimated Useful Life

Automobiles	$163,905	$163,905	5 years
Buildings	366,217	366,217	39 years
Equipment	294,626	210,334	5-7 years
Furniture & fixtures	212,220	198,588	5-7 years
Land	42,365	42,365
Leasehold improvements	599,264	493,612	15 years
Software	251,457	221,458	3 years

	1,930,054	1,696,479
Accumulated depreciation	(654,876)	(424,931)

	$1,275,178	$1,271,548

For the years ended December 31, 2017 and 2016 depreciation charged to income was $229,945 and $146,400, respectively.

NOTE C – OPERATING LEASES

Office Facility – The Company currently rents office facilities on a month to month basis. The average rent is $10,000 per month.

Total rent payments, including those for month to month rentals, amounted to $221,000 and $120,900 for the years ended December 31, 2017 and 2016.

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YILOLIFE INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017 and 2016

NOTE D – FAIR VALUE MEASUREMENTS

GAAP provide a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

Assets and liabilities that are required to be recorded at fair value in the balance sheet are categorized based on the inputs to valuation techniques as follows:

Level 1. These assets and liabilities are where values are based on unadjusted quoted prices for identical assets in an active market that the Company has the ability to access.

Level 2. These are assets and liabilities where values are based on the following inputs:

•	Quoted prices for similar assets or liabilities in active markets.

•	Quoted prices for identical or similar assets or liabilities in inactive markets.

•	Inputs other than quoted prices that are observable for the asset or liability.

•	Inputs which are derived principally from, or corroborated by, observable market data by correlation or other means.

Level 3. Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

As of December 31, 2017 and 2016 the Company had no asset or liabilities that were required to be valued using the fair value hierarchy. The carrying amounts reflected in the balance sheet for cash and cash equivalents and accounts payable and accrued expenses approximate the respective fair values due to the short maturities of those instruments.

NOTE E – RELATED PARTY TRANSACTIONS

The Company enters into transactions in the normal course of business with Natural Relief Clinic, Inc. (An Arizona Nonprofit Corporation) whose directors share common ownership of Food 2828 LLC and JJ Empire. Food 2828 LLC provides packaging, supplies and contract labor and JJ Empire LLC provides consulting services and leases real-estate and other assets to Natural Relief Clinic, Inc. During the years ended December 31, 2017 and 2016, Company revenues for management services provided to Natural Relief Clinic, Inc. totaled $6,127,296 and $6,848,132 respectively. As of December 31, 2017 and 2016, the Company has receivables from Natural Relief Clinic of $7,124,101 and $5,950,065.

41

YILOLIFE INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017 and 2016

NOTE F – REVENUE BY SUBSIDIARY

Revenue by consolidated subsidiaries were as follows for the years ended December 31, 2017 and 2016:

	2017	2016

Food 2828 LLC	$1,840,650	$1,519,335
YiLo Life Inc.	300,025	300,000
Green Outlet	137,498	103,524
JJ Empire LLC	3,849,123	4,925,273

Total	$6,127,296	$6,848,132

NOTE G – INCOME TAX STATUS

In accordance with Financial Accounting Standard Boards ASC Topic 740 Income Taxes the Company recognizes current and deferred income tax balances determined based on the tax rates and laws enacted at the balance sheet date.

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets (using accelerated depreciation methods for income tax purposes) and to the allowance for doubtful accounts (deductible for financial statement purposes but not for income tax purposes).

The Company’s provision for income taxes differs from applying the statutory U.S. federal income tax rate to income before income taxes. The primary differences result from providing for state income taxes and from deducting certain expenses for financial statement purposes but not for federal income tax purposes.

The provision for income taxes as of December 31, 2017 and 2016 from continuing operations consists of the following components:

	2017	2016
Current tax expense:
Federal	$261,000	$292,800
State	24,000	73,200
	285,000	366,000
Deferred tax provision
Federal	172,152	-
State	27,848	-
	200,000	-
	$485,000	$366,000

The Company follows GAAP related to uncertainty in income taxes, which require that tax positions initially need to be recognized in the financial statements when it is more likely-than-not that the positions will not be sustained upon examination by the tax authorities. As of December 31, 2017 and 2016, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

42

YILOLIFE INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017 and 2016

NOTE H – CONCENTRATION OF RISK

The Company has risk with respect to revenue, because the Company’s main source of income arises from consulting and management services to the medical marijuana industry. For the years ended December 31, 2017 and 2016 all of the Company’s revenue is derived from a single client who is also a related party.

NOTE I – LONG-TERM DEBT

The Company has long term debt payable to a financial institution.

	2017	2016
Notes payable, payable at $2,145 per month, including interest at 1.00% per annum, secured by an automobile and maturing July, 2019.	$24,754	$42,912
Less current maturities	(15,634)	(17,858)

	$9,120	$25,054

Aggregate principal payments for the next five years subsequent to December 31, 2017 are as follows:

2018	$15,634
2019	9,120
2020	–

$24,754

NOTE J – SUBSEQUENT EVENTS

The Company evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the consolidated financial statements. Management has determined that there were no events that occurred that require additional disclosure. Subsequent events have been evaluated through March, 28, 2018, which is the date the consolidated financial statements were available to be issued.

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SUPPLEMENTAL INFORMATION

44

YILOLIFE INC

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES

Years Ended December 31, 2017 and 2016

	2017	2016

Advertising	$76,756	$299,651
Auto expenses	23,259	15,363
Computer expense	6,315	-
Contract labor	9,954	112,853
Depreciation	229,945	146,400
Development expenses	218,611	-
Dues and subscriptions	-	1,409
Fees	-	18,917
Insurance	68,885	93,011
Labels and packaging expenses	134,025	-
Legal fees	72,447	8,666
Licenses and permits	200,880	39,160
Maintenance and repairs	53,158	42,782
Meals and entertainment	5,592	11,799
Miscellaneous	82,754	47,581
Postage and delivery fees	4,364	1,372
Professional services	222,780	582,738
Rent	221,000	120,900
Research and development	4,545	110,984
Salaries and wages	2,244,763	2,082,683
Security expenses	57,545	-
Supplies	533,320	552,285
Taxes – payroll	96,381	165,524
Taxes – property	3,536	5,959
Travel expenses	186,049	204,780
Utility expenses	15,052	6,398

	$4,771,916	$4,671,215

The accompanying independent auditors’ report and notes are an integral part of this schedule.

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Item 8. Exhibits

Exhibit Number	Description
2.1	Certificate of Incorporation of the Company (Incorporated by reference to Exhibit 2.1 to the Company’s Form 1-A filed on July 6, 2016)
2.2	Bylaws of the Company (Incorporated by reference to Exhibit 2.2 to the Company’s Form 1-A filed on July 6, 2016)
4.1	Form of Subscription Agreement (Incorporated by reference to Exhibit 4.1 to the Company’s Form 1-A/A filed on September 15, 2016)
6.1

Commercial Lease Agreement, dated January 1, 2014, between JJ Empire, LLC and Community Dental Services of AZ (Incorporated by reference to Exhibit 6.1 to the Company’s Form 1-A/A filed on September 15, 2016)

6.2

Commercial Lease Agreement, dated March 1, 2012, between JJ Empire, LLC and Natural Relief Clinic, Inc. (Incorporated by reference to Exhibit 6.2 to the Company’s Form 1-A/A filed on September 15, 2016)

6.3

Commercial Lease Agreement, dated July 1, 2012, between JJ Empire, LLC and Natural Relief Clinic, Inc. (Incorporated by reference to Exhibit 6.3 to the Company’s Form 1-A/A filed on September 15, 2016)

6.4	Commercial Lease Agreement, dated May 1, 2013, between JJ Empire, LLC and Food 2828, LLC. (Incorporated by reference to Exhibit 6.4 to the Company’s Form 1-A/A filed on September 15, 2016)
6.5	Commercial Lease Agreement, dated May 1, 2013, Food 2828, LLC and Natural Relief Clinic, Inc. (Incorporated by reference to Exhibit 6.5 to the Company’s Form 1-A/A filed on September 15, 2016)
6.6	YiLoLife, Inc. 2016 Equity Incentive Plan, dated January 1, 2016. (Incorporated by reference to Exhibit 6.6 to the Company’s Form 1-A/A filed on September 15, 2016)
6.7	Descriptions of Unwritten Agreements (Incorporated by reference to Exhibit 6.7 to the Company’s Form 1-A/A filed on September 15, 2016)
11.1	Consent of Metz & Associates PLLC

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YiLoLife Inc.

/s/ Carsten Loelke
Carsten Loelke
Chief Executive Officer (Principal Executive Officer)

YiLoLife Inc.

/s/ Terence P. Mullane
Terence P. Mullane
Chief Financial Officer (Principal Accounting and Financial Officer)

Pursuant to the requirements of Regulation A, this report has been signed by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Carsten Loelke	April 27 , 2018
Carsten Loelke
Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Accounting and Financial Officer )

/s/ Elizabeth Loelke	April 27, 2018
Elizabeth Loelke Chief Information Officer and Director

47